Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company
Subject Company:  Massey Energy Company
 Commission File Number:  001-07775

Alpha Natural Resources To: Everyone at Alpha and Massey From: Kevin Crutchfield, CEO – Alpha Natural Resources Subject: Executive Leadership Team Date: April 15, 2011 Following our recent anti-trust clearance, we’re getting close to successfully completing the last few steps to the Alpha-Massey combination. This is a tremendous opportunity for all of us ... an opportunity to combine our strengths and assume a leadership position in our industry. Together we will not only be one of America’s preeminent coal suppliers and one of the largest suppliers of metallurgical coal in the world, we will be an organization of 14,000 people, Running Right in everything we do. Over the course of the past several weeks I carefully considered how to prepare for the future by evaluating three components of the organization’s business model:  our operations and the manner in which we serve our customers, communities, employees and shareholders most effectively while managing the largest network of mines, prep plants and facilities in Central Appalachia;  the structure of our organization and the focus and priority of each function that supports our operations;  our leadership and the ability to individually and collectively scale and transform our skills and experiences for accelerated growth while capitalizing on our core expertise –mining coal safely and profitably. Each step of the process was checked against the principles of consistency with long-term vision, supportive of our Mission, Vision and Values and enabling overall Day 1 readiness. I’m confident that our post-closing operating model, organization and leadership team will:  Set an exceptional standard for leadership in our industry; Strengthen our combined operations and give us the ability to execute every part of our business plan;  Focus the collective energy of 14,000 people and provide the opportunity for all to contribute to and share in our success. With the scale of operations and people that comes with the closing of this transaction, we will structure our business around five critical functions that drive the most critical components of our business: Operations, Commercial, Strategy, Finance and Legal. Operations will be organized into five operating regions including three regions for Central Appalachia (CAPP north, central and south), each of which accounts for approximately 20 million tons of annual production. Within the five regions will be a total of 12 Business Units (BU): one in the PRB, two in NAPP, and nine CAPP BUs (three in each region) that each account for about seven million tons. The Massey Resource Groups will be part of the CAPP regions.

Until the transaction closes, of course, Alpha and Massey will operate as separate and independent organizations and continue competing in the marketplace. With that background, I’m excited to announce the executive leadership team that includes a combination of new talent and new roles that will be effective upon the deal close: Kurt Kost, President Continuing in his role as President, Kurt will be responsible for Operations, Technical Services and Operations Administration. Kurt’s leadership team will be composed of:  Michael Peelish, EVP & Chief Admin Officer John Gallick, VP - Safety & Health SVP - Human Resources (to be named) Mick Risdon, VP – Strategic Sourcing & Materials Mgmt. SVP – Environmental Affairs (to be named)  Eddie Bateman, SVP – Operations, CAPP South Rick Craig, President—Southern Kentucky Allen Dupree, President—Northern Kentucky Blake Hall, President—Virginia  Jim Bryja, SVP Operations – NAPP/PRB Jeff Kukura, President—Pennsylvania Services Peter Merritts, President—AMFIRE Steven Rennell, President—Alpha Coal West  Mark Schuerger, SVP – Operations, CAPP North Charlie Bearse, President—Coal River East Eric Salyer, President—Coal River West Mark Weaver, President—Coal River Surface  Mike Snelling , SVP – Operations, CAPP Central Craig Boggs, President—Brooks Run North Jeff Ellis, President—Brooks Run West Frank Matras, President—Brooks Run South John Borla, SVP - Technical Services  Mark Clemens, VP – Production Optimization Paul Vining, Chief Commercial Officer Paul joins Alpha as our Chief Commercial Officer, a new executive-level position. Paul will be responsible for global commercial development, sales, transportation and logistics, and product optimization. Paul will also oversee a significant planned expansion of global commercial activity, including through Alpha’s new overseas subsidiaries. Paul’s leadership team is composed of:

Scott Pack, EVP – Sales & Marketing & President—Alpha Coal Sales Co., LLC Bruce Hartshorn, SVP – Met Sales Bill Davison, SVP – Thermal Sales Suresh Iyer, President—Alpha India, LLC  Dennis Clay, SVP – Optimization, Distribution & Transportation  Jill Harrison, VP & General Counsel - Sales  VP – Global Commercial Business Development (to be named) Phil Cavatoni, Chief Strategy Officer Phil will continue in his role as Chief Strategy Officer, which includes responsibility for Corporate Affairs & Communications, M&A and Corporate Development, Strategy, Sustainability, Market Analysis and the Australian market. Phil’s leadership team is composed of:  SVP – Corporate Affairs & Communications (to be named)  Alex Hoffman, VP – Strategy  David Gay, VP M&A and Corporate Development  Paul Spurgeon, VP – Sustainability  Hans Daniels, VP – Market Analysis & Strategy  Brian Sullivan, President – Alpha Australia, LLC Frank Wood, Chief Financial Officer Continuing on as CFO, Frank’s team oversees all aspects of Corporate Finance, Investor Relations and Information Technology.  Alan Jones, SVP & Controller  Scott Cole, VP & Treasurer  Roger Ketron, SVP – Financial Planning & Tax  Todd Allen, VP – Investor Relations  Saul Hernandez, SVP – Information Systems & Technology Vaughn Groves, General Counsel and Secretary Vaughn will continue in his role as General Counsel and Secretary, which includes oversight of Risk, Legal and Secretary responsibilities. Vaughn’s team includes:  Eddie Neely, EVP – Chief Risk Officer John Poma, VP – Enterprise Risk Management John Pearl, SVP – Total Risk Management Donna Stettler, SVP – Total Comp & Benefits

Shane Harvey, SVP - Legal  Ben Hadary, VP & Deputy GC  VP, Deputy GC & Assistant Secretary (to be named) In addition, I’m pleased to announce key roles for three other individuals. Baxter Phillips will continue on in a senior advisory capacity, assisting the new organization with the ongoing assessment of strategic business and market opportunities in addition to assisting with the integration of our two companies. Randy McMillion and Chris Adkins have both played key leadership roles and made significant contributions to Alpha and Massey over the course of their careers. To capitalize on those leadership traits, I plan to set up the office of Running Right and Business Excellence, reporting directly to me. These two respected leaders will spearhead the implementation of Running Right across all facets of the company, and helping to further develop it as a sustainable core competency of Alpha. I cannot think of two better individuals to lead this effort on behalf of the combined organization. NEXT STEPS Alpha’s new leadership team will build out the rest of the organization using a thoughtful and consistent process. I fully recognize that this process creates natural anxiety on both sides, but take my word that I will do everything I can to maintain open channels of transparent and regular communication. By mid-May, our goal is to communicate more details about the organization and, by the time of closing, have overall organizational clarity around the majority of, if not all, roles and responsibilities. CONCLUSION Today, we stand one step closer to creating a global coal platform. We’re doubling in size, and the complexity inherent in that will increase several-fold too. But we’ll get there—one decision, one project, one step at a time. We have to get this right—and we will. We’ve asked everyone’s patience as we work through these step changes because all the answers aren’t always at our fingertips—there’s a lot to work through. We have committed leaders and teams from both organizations working through that now… and most of all, we have a process that’s centered on our Running Right values and beliefs. The formation of a world class organization is exciting and a foundation to enable us to do great things “through the energy of our people.” Sincerely, Kevin Crutchfield CEO - Alpha Natural Resources

Alpha Natural Resources

Alpha Operations *(effective at close of transaction)*

Region	Regional SVP	Business Unit	BU President	Properties Included	
CAPP North	Mark Schuerger	Coal River Surface	**Mark Weaver**	• Pioneer Group • Progress Coal Co.	• Republic
		Coal River East	**Charlie Bearse**	• Elk Run • Goals	• Kingston • Marfork / UBB
		Coal River West	**Eric Salyers**	• Black Castle • Independence	• Inman
CAPP Central	Mike Snelling	Brooks Run North	**Craig Boggs**	• Brooks Run North • Green Valley	• Mammoth • Nicholas Energy
		Brooks Run South	**Frank Matras**	• Brooks Run South • Callaway / Cobra	• Guyandotte Energy • Superior/Stirrat
		Brooks Run West	**Jeff Ellis**	• Aracoma • Bandmill / Highland / Camp	• Delbarton • North Surface • Rockspring
CAPP South	Eddie Bateman	Virginia	**Blake Hall**	• Cumberland Resources • Dickenson-Russell	• Knox Creek • Paramount
		Northern Kentucky	**Allen Dupree**	• Long Fork • Martin Co. Coal • Rawl Sales & Processing	• Sidney • Sidney Surface
		Southern Kentucky	**Rick Craig**	• Black Mountain • Coalgood	• Enterprise
NAPP PRB	Jim Bryja	Pennsylvania Services	**Jeffrey Kukura**	• Cumberland (Pa.) • Emerald	
		AMFIRE	**Peter Merritts**	• AMFIRE (Pa.) operations	
		Alpha Coal West	**Steven Rennell**	• Eagle Butte • Belle Ayr	

Required Legal Notices

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha's ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha's and Massey's filings with the Securities and Exchange Commission (the "SEC"), including Alpha's and Massey's Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

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In connection with the proposed merger, on April 12, 2011 Alpha filed with the SEC Amendment No. 1 to its registration statement on Form S-4 (commission file number 333-172888) that includes a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”. Participants in Solicitation Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 1, 2011 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.